Exhibit 99.1

GREAT PLAINS ENERGY INCORPORATED

NOTICE OF REDEMPTION OF ALL OUTSTANDING SHARES OF

Cumulative Preferred Stock, par value $100 (the “Preferred Stock”), including

3.80% Cumulative Preferred Stock – CUSIP No. 391164209 (“3.80% Preferred”)

4.50% Cumulative Preferred Stock – CUSIP No. 391164506 (“4.50% Preferred”)

4.20% Cumulative Preferred Stock – CUSIP No. 391164308 (“4.20% Preferred”)

4.35% Cumulative Preferred Stock – CUSIP No. 391164407 (“4.35% Preferred”)

Date of Notice: June 24, 2016

NOTICE IS HEREBY GIVEN pursuant to Section (v) of Article Three of the Articles of Incorporation of Great Plains Energy Incorporated (the “Company”), as amended May 6, 2014 (the “Charter”) that the Company has elected to redeem all of the outstanding shares of every series of the Preferred Stock at the redemption price therefore set forth in the Charter. All of these shares were originally issued by Kansas City Power & Light Company and were converted to shares of Great Plains Energy Incorporated in 2001.

All outstanding shares of Preferred Stock will be redeemed on August 10, 2016 (the “Redemption Date”) at a redemption price equal to:

(i)	$103.70 per share, plus accrued and unpaid dividends to the Redemption Date of $0.75 per share, for a total redemption price of $104.45 per share for the 3.80% Preferred,

(ii)	$101.00 per share, plus accrued and unpaid dividends to the Redemption Date of $0.89 per share, for a total redemption price of $101.89 per share for the 4.50% Preferred,

(iii)	$102.00 per share, plus accrued and unpaid dividends to the Redemption Date of $0.83 per share, for a total redemption price of $102.83 per share for the 4.20% Preferred, and

(iv)	$101.00 per share, plus accrued and unpaid dividends to the Redemption Date of $0.86 per share, for a total redemption price of $101.86 per share for the 4.35% Preferred (each a “Redemption Price”).

On or prior to the Redemption Date, the Company will deposit with Computershare Trust Company, N.A., as redemption agent (“Computershare”), cash in the aggregate amount of the Redemption Price for all outstanding shares of Preferred Stock in trust for the account of the holders of shares of the Preferred Stock. Computershare shall pay to the registered holders of the Preferred Stock the applicable Redemption Price, net of any withholding tax, upon presentation and surrender of the certificate(s) for such shares at the offices of Computershare in accordance with the instructions set forth in a Letter of Transmittal sent to all holders of Preferred Stock. Computershare’s address is Computershare, Corporate Actions, 250 Royall Street, Canton, MA 02021. Questions and requests for assistance may be directed to Computershare at (800) 546-5141.

Pursuant to Section (v) of Article Three of the Charter, upon deposit of the aggregate amount of the Redemption Price with Computershare, all shares of Preferred Stock shall be immediately deemed no longer to be outstanding for any purpose, and all rights with respect to such shares shall thereby cease and terminate, excepting only the right of the holders of the certificates for such shares to receive, out of the funds so deposited in trust with Computershare, the Redemption Price, without interest and net of any withholding tax, to which each is entitled.

Notwithstanding the foregoing, all shares of Preferred Stock represented by global certificates registered in the name of the nominee of The Depository Trust Company (“DTC”) will be redeemed, and payment of the Redemption Price for such shares will be made, in accordance with DTC’s procedures and all other uncertificated shares held electronically will be redeemed automatically.